                          [JQH HOTELS, INC. LETTERHEAD]


                                  May 12, 2005



VIA EDGAR AND FACSIMILE
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  Form 10-K for the Year ended December 31, 2004
              JOHN Q. HAMMONS HOTELS, INC.
              File No. 1-13486
              JOHN Q. HAMMONS HOTELS, L.P. AND JOHN Q. HAMMONS HOTELS FINANCE CORPORATION III
              File No. 033-7334001

Dear Ms. Van Doorn:

         On behalf of John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P. and John Q. Hammons Hotels Finance Corporation III (collectively, the "Company"), I am writing to respond to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in your letter dated April 22, 2005 with respect to the above-referenced filings (the "Comment Letter").

         For ease of reference, each of the Staff's comments is reproduced below in its entirety in bold and is followed by the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

COMMENT 1:        PLEASE REFER TO THE FOURTH PARAGRAPH ON PAGE 24 AND CLARIFY
                  TO US HOW YOU ACCOUNTED FOR THE $12.6 MILLION OF COSTS
                  INCURRED TO CORRECT THE MOISTURE PROBLEM. WERE THE COSTS
                  EXPENSED IN THE PERIODS INCURRED? IF NOT, WHAT WAS YOUR BASIS
                  FOR CAPITALIZING THE COSTS? IN ADDITION, THE NOTE INDICATES
                  THAT YOU RECOGNIZED THE CUMULATIVE DEPRECIATION CHARGE THROUGH
                  DECEMBER 31, 2004 OF $7.6 MILLION IN FISCAL YEAR 2001. PLEASE
                  CLARIFY TO US IN A SUPPLEMENTAL RESPONSE THE RATIONALE AND
                  GAAP BASIS FOR THIS ACCOUNTING TREATMENT.

Ms. Linda Van Doorn
April ____, 2005
Page 2


Response 1:       During 2001, the Company received engineering studies which indicated that defective windows had allowed moisture to seep into both the exterior skin of the building and the interior walls in 16 hotels. The Company recognized that the net book value of these assets was impaired. In 2001, the Company recorded a charge to depreciation expense of $7.6 million to reduce the net book value of these assets to zero.

                  During 2001-2004, the Company expended $12.6 million to purchase replacement windows, replace the skin on the buildings, and replace the interior walls. The Company has an accounting policy on property, plant and equipment that provides that expenditures for additions, betterments and renewals are capitalized while maintenance and repair expenditures, which do not extend productive life, are expensed as incurred. In accordance with its policy, the Company capitalized these expenditures as they were betterments to the buildings

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 47

COMMENT 2         PLEASE CONFIRM TO US THAT YOU HAVE A SIGNED AUDIT OPINION
                  THAT YOU WILL INCLUDE A CONFORMING SIGNATURE IN FUTURE
                  FILINGS. REFER TO SECTION 302 OF REGULATION S-T.

Response 2:       The Company does have a signed audit opinion for the
                  financial statements included in the Form 10-K for the year ended December 31, 2004. A copy is enclosed with the faxed copy of this letter for your information. We confirm that the Company will include a conforming signature in all future electronic filings.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMMENT 3:        PLEASE PROVIDE US WITH YOUR CONSOLIDATION POLICY AND
                  UNDERTAKE TO INCLUDE THE POLICY IN FUTURE FILINGS. REFER TO
                  RULE 3A-03 OF REGULATION S-X.

Response 3:       The Company's consolidation policy (which has been included in prior filings in the first sentence of Note 1, Entity
                  Matters) is that the consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. , John Q. Hammons
                  Hotels L. P. and subsidiaries. The Company notes that it only has wholly-owned subsidiaries. The

Ms. Linda Van Doorn
April ____, 2005
Page 3


                  Company will also include this policy in Note 2, Summary of Significant Accounting Policies, in future filings.

NOTE 6 COMMITMENTS AND CONTINGENCIES, PAGE 65

COMMENT 4:        THE SECOND PARAGRAPH UNDER THIS HEADING INDICATES THAT THE
                  COMPANY LEASES FACILITIES FROM RELATED PARTIES AT AMOUNTS THAT
                  APPEAR TO BE BELOW FAIR VALUE SUCH AS THE LEASE FOR WHICH ONLY
                  NOMINAL AMOUNTS ARE PAID. PLEASE CLARIFY TO US WHAT
                  CONSIDERATION YOU GAVE TO RECORDING THE FAIR VALUE OF THE
                  LEASE PAYMENTS AS AN EXPENSE WITH THE DIFFERENCE BETWEEN THE
                  AMOUNTS PAID AND FAIR VALUE RECORDED AS A CAPITAL
                  CONTRIBUTION. REFER TO SAB TOPIC 1B AND 5T.

Response 4:       The Company leases two trade centers from Mr. John Q.
                  Hammons ("Mr. Hammons") located in Joplin, Missouri and
                  Portland, Oregon. The Company believes that under both leases, its financial statements reflect all of the expenses of operating the center in accordance with SAB Topic 1B and that the principal stockholder is not absorbing any costs which should be reflected in the financial statements in accordance with SAB Topic 5T.

                  Portland. The Company pays Mr. Hammons annual rent of $300,000, and covers all operating expenses, for the trade center in Portland, Oregon. That facility, immediately adjacent to our hotel, is located near the airport. There is a strong market for both convention and conference business in Portland. The trade center, which collects fees for rentals and any food and beverage provided, is profitable after rent expense and operating costs, and also accounts for about 12% of the occupancy of the attached hotel. The Company believes the lease arrangement with Mr. Hammons is representative of market rentals in the Portland area.

                  Joplin. In contrast, the Joplin trade center is not profitable for the Company, despite the fact that rent is only $1 per month.

                  The Holiday Inn -Joplin was built in 1979 (several years prior to the formation of the Company). Mr. Hammons owned a piece of irregularly shaped land near, but not contiguous to the hotel. In 1992, thirteen years after opening the hotel, Mr. Hammons built the trade center. The trade center is not attached to the hotel but is over 100 yards away. Mr.

Ms. Linda Van Doorn
April ____, 2005
Page 4

                  Hammons has advised the Company that at the time the trade center was built, he believed that this was the best use for this piece of land.

                  The Company signed a twenty year lease with Mr. Hammons in 1994 for the use of the trade center for rent of $1 per month. Under the lease, the Company is responsible for all operating costs as well as any capital expenditures and collects fees for rentals and any food and beverage provided. The trade center has never made a profit, and just breaks even despite the minimal $1 rental payments after giving effect to the operating costs. Further, related hotel traffic accounts for less than 5% of the occupancy for the hotel.

                  Several factors contribute to the limited value of the Joplin trade center. The Joplin market is much smaller than Portland, and is not a strong convention or conference location, so there is not a large market for a trade center-type facility. In addition, the trade center is not easily accessible from the nearest highway.

                  In conclusion, the Joplin trade center is not profitable and the rent reasonably represents a market rate under these circumstances. The Company's financial statements reflect all the costs of operating the trade center under the lease. Further, Mr. Hammons, the principal stockholder, is not absorbing any of the costs of operating the trade center. The business purpose for Mr. Hammons entering into the lease is that he avoids bearing any costs of operating the facility for a 20-year period, and can consider alternative uses for the building at the end of the lease.

                                    * * * * *

         In accordance with the request in the Comment Letter, the Company acknowledges that:

             o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

             o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Linda Van Doorn
April ____, 2005
Page 5

             o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct your questions or comments to me at 417-873-3537, or to Mary Anne O'Connell at 314-480-1715.

                                         Very truly yours,

                                         /s/ Paul E. Mueller

                                         Paul E. Mueller, Executive Vice
                                         President and Chief Financial Officer


cc: Mr. Thomas Flinn
    Staff Accountant
    Mail Stop 0409